FORM 6-K



02041501

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
6-3-02

PROCESSED

P JUN 2 6 2002

THOMSON
FINANCIAL

For the month of June, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

[stamp: SEC MAIL RECEIVED JUN 1 9 2002 WASH. D.C. 164 SECTION]

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

 
TD Bank Financial Group comments on exposure to XO

June 17, 2002 - In response to recent developments and subsequent inquiries, TD Bank Financial Group today announced that its gross exposure to XO Communications Inc. is US$62.5 million. This was classified impaired during the second quarter of fiscal 2002 and a reserve was taken at that time.

-30-

For more information:

Dianne Salt
TD Bank Financial Group
416-308-6807



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FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: June 18, 2002

By _____

Name: Norie C. Campbell

Title: Associate Vice President